UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 17, 2021, NANO-X IMAGING LTD (the “Company”) issued a press release, copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of the Company, are hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude legal and other related expenses in relation to the following legal matters:

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed and remain outstanding. As of September 30, 2021, the Company has not accrued any losses other than legal fees with connection to the above referenced complaints. The Company’s position is that the complaint has no merit and it will defend its position vigorously.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. The plaintiff asserts claims on behalf of persons and entities that purchased or otherwise acquired the Company’s securities between June 17, 2021 and August 18, 2021, seeking unspecified damages. The plaintiff alleges that the defendants made materially false and misleading statements concerning the Company’s business, operations and compliance policies beginning on June 17, 2021, based on the Company’s U.S. Food and Drug Administration submissions. As of September 31, 2021, the Company has not accrued any losses other than legal fees with connection to the above referenced complaint. The Company’s position that the complaint has no merit and will defend its position vigorously.

On October 28, 2021 a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between plaintiff and Gibraltar that was entered into in 2014. The plaintiff’s demand is for a payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar. The Company’s position is that the complaint against the Company has no merit, among other reasons, as it was not a party to the agreement with the plaintiff and it is not Gibraltar’s legal successor for any liabilities that Gibraltar may owe to the plaintiff, and it intends to defend its position vigorously.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) has notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information and has now received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale. The Company is cooperating with the SEC in responding to its requests. The duration and outcome of this matter cannot be predicated at this time.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated November 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	CFO

Date: November 17, 2021

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